Exhibit 4(c).4

1-3 Strand	nationalgrid

London WC2N 5EH
T +44 (0)20 7004 3000
F +44 (0)207004 3004

John Pettigrew

41 Binswood Avenue

Leamington Spa Warwickshire CV32 5SE

2 November 2015

Dear John:

CEO Appointment -change to terms and conditions

Further to our discussions, National Grid Electricity Transmission pic (“National Grid”) proposes to appoint you to the position of Chief Executive Officer of National Grid pic (“Appointment”). The date of your Appointment will be 1 April 2016 and the Appointment will then be confirmed at National Grid’s next AGM, due to take place in July 2016.

As a result of your Appointment, certain changes are required to your existing employment agreement dated 28 February 2014 (“Agreement”). These changes are as follows:

•	Your salary will be increased to £825,000 with effect from 1 April 2016. The next review will be as at 1 June 2017;

•	You will be eligible to participate in the Company’s relocation policy, on the understanding that it is your intention to purchase a second property in the London area;

•	You will have the use of a car and a driver made available to you from the date of your Appointment for business use only;

•	References to any requirement for approval by the Chief Executive shall be read as though such approval is required by the Board;

•	References to any reporting function, duties or obligations owed to the Chief Executive shall be read as though such duty or obligation is owed to the Board;

All other terms and conditions in your Agreement remain unchanged. In particular, pursuant to clause 7.3 of the Agreement, as CEO you remain eligible to be invited to participate in any bonus plan operated by National Grid pic as introduced or amended from time to time. At present, there are two such plans: the Annual Performance Plan and the Long Term Performance Plan (LTPP), and the maximum opportunity that would be available for you at present within these plans is 125% of base salary and 350% of base salary respectively, though these maxima together with the bonus plans themselves may be varied or withdrawn at any time, and participation in a bonus plan for one year does not entitle you to participate in any bonus plan for any other year. In addition, in accordance with the rules of the LTPP, you will be required to comply with the Company’s shareholding requirements, as amended from time to time. Currently, on appointment to CEO you will be required to build up and retain a shareholding valued at 500% of your gross salary.

National Grid pic.

Registered Office 1-3 Strand London WC2N 5EH

Registered in England and Wales No 4031152

Please indicate your acceptance of these changes by signing and returning the attached copy of this letter to me by close of business on 2 November 2015. These changes will be effective from the date of your Appointment. We ask that you keep your signed copy of this letter together with your Agreement, which shall be amended by this letter.

Yours sincerely.

/s/ Sir Peter Gershon Chairman, National Grid pic

/s/ Alison Kay For and on behalf of National Grid Electricity Transmission pic

I agree that my Agreement shall be varied by the revised terms set out in this letter, such changes to be effective from the date of my Appointment.

/s/ John Mark Pettigrew

Name: John Mark Pettigrew

Date:

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